Filed pursuant to Rule 497(a)
File No. 333-218611
Rule 482ad

EAGLE POINT CREDIT COMPANY

INTRODUCTION TO THE COMPANY

EAGLE POINT CREDIT COMPANY



MARCH 22, 2018

IMPORTANT INFORMATION

This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The principals of Eagle Point Credit Management LLC are Thomas P. Majewski, Daniel W. Ko and Daniel M. Spinner. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS

1. Introduction to Eagle Point Credit Company (ECC)
2. CLO Equity Overview
3. Portfolio Statistics
4. Appendix

INTRODUCTION TO ECC

Company and Adviser Overview

The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $564.6 million[(1)]
Distributions	▪ Monthly common distribution of $0.20 per share (current distribution rate of 13.4%)[(2)]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and funds managed by Stone Point Capital
Asset Under Management	▪ Approximately $2.1 billion[(3)] managed on behalf of institutional, high net worth and retail investors

(1) Combined market capitalization of ECC, ECCA, ECCB, ECCY and ECCZ as of March 19, 2018.

(2) Based on ECC's closing market price of $17.93 per share on March 19, 2018 and frequency of regular distributions declared since February 2017. To date since inception, certain distributions have consisted of a return of capital as estimated in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). For the regular distributions relating to the fiscal year ended December 31, 2017, 5.91% of the distributions made by the Company was estimated to be comprised of a return of capital and 8.64% was estimated to be comprised of capital gains. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Frequency of future distributions may vary in the Company's discretion. Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) As of January 31, 2018 and inclusive of capital commitments that were undrawn as of such date.

ECC Highlights

Attractive Asset Class	▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Management and affiliates have approximately $159.5 million invested in securities issued by ECC(1)
Track Record	▪ **Total Return:** Since its IPO, ECC has generated an annualized total return of 10.62% versus 3.31% for the Wells Fargo BDC Index(2) ▪ **Price to Book:** Since its IPO, ECC has, on average, traded at a premium to book value of 10.93% during a time in which the Wells Fargo BDC Index, on average, traded at a discount to book value of 5.76%(2)

Past performance is not indicative of, or a guarantee of, future performance.

(1) Amount includes holdings of Eagle Point, its senior personnel and the Trident V Funds managed by Stone Point Capital LLC as of February 28, 2018 (based on market values as of March 19, 2018).

(2) As of March 19, 2018. Please see page 10 for important information.

INTRODUCTION TO ECC

Experienced Senior Investment Team



Thomas Majewski

Chief Executive Officer
Member of ECC's Board of Directors

23 Years in Financial Services

17 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko

Principal and Portfolio Manager

12 Years in Financial Services

12 Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA

Principal and Portfolio Manager

22 Years in Financial Services

16 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

ECC By The Numbers

13.4% Current Distribution Rate(1)

$0.20 Monthly Distribution(1)

15 Average Years of CLO Experience of Senior Investment Team

97.6% Exposure to Floating Rate Senior Secured Loans(2)

Number of Underlying Loan Obligors(2) 1,276

68 Number of CLO Equity Securities(3)

31 Number of CLO Collateral Managers(3)

Past performance is not indicative of, or a guarantee of, future performance.

(1) Based on ECC's closing market price of $17.93 per share on March 19, 2018 and frequency of regular distributions declared since February 2017. To date since inception, certain distributions have consisted of a return of capital as estimated in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). For the regular distributions relating to the fiscal year ended December 31, 2017, 5.91% of the distributions made by the Company was estimated to be comprised of a return of capital and 8.64% was estimated to be comprised of capital gains. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Frequency of future distributions may vary in the Company's discretion. Future distributions may consist of a return of capital. Not a guarantee of future distributions or yield.

(2) As of February 28, 2018. Please see footnotes on page 18 for important information.

(3) As of December 31, 2017.

INTRODUCTION TO ECC

Cumulative Distributions Per Share Of Common Stock

ECC currently pays a monthly distribution of $0.20 per share(1)

ECC Cumulative Distributions Per Share



$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$0.55
$1.15
$1.75
$2.35
$2.95
$3.55
$4.15
$4.75
$5.75
$6.35
$7.40
$8.00
$8.40
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
To Date(2)
Regular Distributions
Special distributions

(1) Based on frequency of regular distributions declared since February 2017. To date since inception, certain distributions have consisted of a return of capital as estimated in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). For the regular distributions relating to the fiscal year ended December 31, 2017, 5.91% of the distributions made by the Company was estimated to be comprised of a return of capital and 8.64% was estimated to be comprised of capital gains. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Frequency of future distributions may vary in the Company's discretion. Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.** Distributions in Q3 2017 included a $0.45 per share special distribution.

(2) As of February 28, 2018.

Private Equity Approach to Fixed Income Investing

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

INTRODUCTION TO ECC

Securities Outstanding

EAGLE POINT CREDIT COMPANY

Eagle Point, its management and affiliates have $159.5 million invested in ECC, ECCA and ECCZ[3]

Common Stock		Preferred Stock and Unsecured Notes				
Ticker	**ECC (NYSE)**	**Ticker**	**ECCA (NYSE)**	**ECCB (NYSE)**	**ECCZ (NYSE)**	**ECCY (NYSE)**
Description	Common Stock	**Description**	Series A Term Preferred Stock Due 2022 ($25 Liquidation Preference)	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2020 ($25 Par Denomination)	Unsecured Notes Due 2027 ($25 Par Denomination)
Market Cap[1]	$377.9M	**Market Cap[1]**	$46.2M	$48.3M	$60.6M	$31.7M
Price per Share[1]	$17.93	**Price per Share[1]**	$25.40	$25.85	$25.25	$25.05
Current Distribution[2]	$0.20	**Coupon**	7.75%	7.75%	7.00%	6.75%
Current Distribution Rate[2]	13.39%	**Yield to Maturity[1]**	7.27%	7.19%	6.52%	6.69%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2022	10/30/2026	12/31/2020	9/30/2027
Callable Date	N/A	**Callable Date**	6/29/2018	10/30/2021	12/31/2017	9/30/2020
Market Value Held by Insiders[3]	$159.0M	**Market Value Held by Insiders[3]**	$491.1K	$0	$56.4K	$0

Past performance is not indicative of, or a guarantee of, future performance.

(1) As of March 19, 2018. As of this date, ECCA, ECCB, ECCY and ECCZ have $45.5mm, $46.7mm, $31.6mm and $60.0mm of principal amount outstanding, respectively. Yield is shown to the stated maturity based on market prices as of March 19, 2018. Called prior to stated maturity, the yield could be adversely impacted.

(2) Based on ECC's closing market price on March 19, 2018 and frequency of regular distributions declared since February 2017. To date since inception, certain distributions have consisted of a return of capital as estimated in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). For the regular distributions relating to the fiscal year ended December 31, 2017, 5.91% of the distributions made by the Company was estimated to be comprised of a return of capital and 8.64% was estimated to be comprised of capital gains. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Frequency of future distributions may vary in the Company's discretion. Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) Amount includes holdings of Eagle Point, its senior personnel and the Trident V Funds managed by Stone Point Capital LLC as of February 28, 2018 (based on market values as of March 19, 2018).

INTRODUCTION TO ECC

Track Record: Total Return and Price to Book Ratio

For the period of October 7, 2014 – March 19, 2018:

- ECC generated a total return[(1)] of 41.64% versus 11.88% for the Wells Fargo BDC Index[(2)] (annualized net total return of 10.62% for ECC versus 3.31% for the Wells Fargo BDC Index)
- ECC traded at an average premium to book value of 10.93% during a time in which the Wells Fargo BDC Index[(2)] has traded at an average discount of 5.76%

Value of $100 Invested



ECC
WFBDC
$155
$135
$115
$95
$75
$141.64
$111.88
10/7/14
1/26/15
5/17/15
9/5/15
12/25/15
4/14/16
8/3/16
11/22/16
3/13/17
7/2/17
10/21/17
2/9/18

Price to Book Ratio[(3)]



WFBDC P/B
Average WFBDC P/B
ECC P/B
Average ECC P/B
150%
140%
130%
120%
110%
100%
90%
80%
70%
110.93%
94.24%
105.31%
91.09%
10/7/14
1/26/15
5/17/15
9/5/15
12/25/15
4/14/16
8/3/16
11/22/16
3/13/17
7/2/17
10/21/17
2/9/18

Past performance is not indicative of, or a guarantee of, future performance.

(1) Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested. Future results may vary and may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

(3) Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.

Why Invest in CLO Equity?

We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[(1)]

- CLO equity has historically generated strong absolute returns with a low loss rate


4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[(2)]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance. Please see important disclosures on page 1.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

(1) This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**

(2) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW

The CLO Market is Large and Important to the Loan Market

The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]


$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$132
$137
$148
$193
$248
$400
$557
$596
$529
$504
$516
$552
$681
$830
$881
$887
$959
$984
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
YTD18

U.S. CLO Issuance ($ Billions)[1]


$150
$100
$50
$0
$9
$12
$16
$25
$53
$97
$89
$14
$1
$1
$12
$54
$83
$124
$99
$72
$118
$21
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
YTD18

Demand for Institutional Leveraged Loans (2017)


Loan Mutual Funds
21%
Hedge, Distressed & High-Yield Funds
5%
Insurance Companies
6%
Finance Companies & Securities Firms
2%
Banks
9%
CLOs
57%

(1) As of February 28, 2018.

Source: S&P Capital IQ

CLOs are Securitizations of a Portfolio of Senior Secured Loans

ECC invests primarily in the equity and subordinated debt tranches


Assets
Liabilities + Equity
Primarily Floating Rate Collateral
Portfolio of primarily senior secured loans Rated BB or B on average
Typically 5-8 year maturity
Senior Debt
Typically AAA rated
Subordinated Debt
Various tranches typically rated from AA to B
Equity Tranche
Not rated
Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio
2. Match funded (i.e., limited refinancing risk)
3. No mark to market triggers (i.e., no margin calls or forced sales)
4. Equity optionality over debt for majority holder due to protective rights

Note: The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which ECC invests may vary substantially from the example.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs

Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%

Illustrative Obligor Capital Structure

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Subordinated Bonds Generally unsecured	10-20%
Equity Dividends restricted while Senior Secured Loan is outstanding	30-50%

Illustrative purposes only. The actual capital structure of a banker will vary.

Moody's Average Recovery Rate (1987–2016)(1)



Average Recovery Rate
90%
60%
30%
0%
80.6%
48.4%
28.0%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

(1) No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only.

Positive Loan Market Track Record

Since 1992, the CSLLI has experienced only two years of negative annual returns

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return(1)



Annualized Return: 5.9%(1)
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.3%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
YTD 2/28/18

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse

The Spread in Loan Market Remains at High End of Historical Range

EAGLE POINT CREDIT COMPANY

The current CSLLI spread is approximately 57 bps higher than 1992 to 2016's average of 298 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[(1)]


450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Average
Average: 298 bps
247
244
233
229
254
240
238
264
284
287
303
317
286
256
255
258
270
307
352
376
409
386
386
387
391
357
355
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2/28/18

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

Source: Credit Suisse

Portfolio Construction

Eagle Point seeks to construct a portfolio of CLO securities that provides varied exposure across a number of key categories

ECC's Portfolio Asset Summary[(1)]	
1) Number of CLO securities and related investments	68
2) Number and investment style of collateral managers	31 different collateral managers with varying styles
3) CLO vintage periods	2013, 2014, 2015, 2016 and 2017

(1) As of December 31, 2017

PORTFOLIO STATISTICS

Portfolio Investments and Underlying Portfolio Characteristics

EAGLE POINT CREDIT COMPANY

As of February 28, 2018, ECC's portfolio was invested across 93 investments

Summary of ECC's Portfolio of Investments[1]


CLO Equity 87.7%
(73 Investments)
CLO Debt
4.6%
(15 Investments)
Loan Accumulation
Facilities 7.7%
(5 Investments)

Summary of Underlying Portfolio Characteristics[2]

Number of Unique Underlying Obligors	1,276
Largest Exposure to an Individual Obligor	0.99%
Average Individual Obligor Exposure	0.08%
Top 10 Obligors Exposure	6.46%
Currency: USD Exposure	99.8%
Aggregate Indirect Exposure to Senior Secured Loans[3]	97.63%
Weighted Average Junior OC Cushion	4.05%
Weighted Average Market Value of Collateral	99.06%
Weighted Average Stated Spread	3.61%
Weighted Average LIBOR[4] Floor	0.96%
Weighted Average % of Floating Rate Loans w/ LIBOR[4] Floors	73.70%
Weighted Average Rating[5]	B+/B
Weighted Average Maturity	5.2 years

(1) The Company determines its net asset value on a quarterly basis. The net asset value and net asset value per share shown herein (A) are unaudited and estimated by management, (B) are shown for informational purposes only, and (C) are as of the date noted above. Estimates with respect to a calendar quarter end are subject to revision when the Company determines its quarterly net asset value. The net asset value of the Company is calculated as the sum of the value of the Company's portfolio, any cash or cash equivalents held by the Company and the Company's other assets less the Company's liabilities. Net asset value per share is determined by dividing the net asset value of the Company by the number of shares of the Company's common stock outstanding as of the date shown above. The summary of portfolio investments shown is based on the estimated fair value of the underlying positions.

(2) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of February 28, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to February 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, February 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of February 28, 2018 and this data may not be representative of current or future holdings.

(3) We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.

(4) "LIBOR" refers to the London Interbank Offered Rate.

(5) Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

PORTFOLIO STATISTICS

Obligor and Industry Exposures

As of February 28, 2018, ECC has exposure to 1,276 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[(1)]	% Total
Dell Inc	1.0%
Asurion	0.7%
Altice	0.7%
TransDigm	0.6%
CenturyLink	0.6%
Cable & Wireless	0.6%
American Airlines	0.6%
Energy Future Holdings	0.6%
First Data	0.6%
Numericable	0.5%
Total	**6.5%**

Top 10 Industries of Underlying Obligors[(1,2)]	% Total
Health care	8.4%
Telecommunications	6.0%
Business equipment & services	5.6%
Technology	5.5%
Electronics/electrical	5.5%
Lodging & casinos	5.1%
Radio & Television	4.8%
Financial intermediaries	4.8%
Utilities	3.9%
Retailers (except food and drug)	3.4%
Total	**53.1%**

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of February 28, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to February 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, February 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of February 28, 2018 and this data may not be representative of current or future holdings.

(2) Industry categories are based on the S&P industry categorization of each obligor as set forth in CLO trustee reports relating to investments held by the Company or, if such information is not available in CLO trustee reports, the categories are based on equivalent. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower categorizations as reported by a third party data provider. In addition, certain underlying borrowers may be re-classified from time to time based on developments in their respective businesses and/or market practices in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

PORTFOLIO STATISTICS

Maturity Distribution of Underlying Obligors

Prior to 2021, only 7.9% of ECC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors(1)



% of Fund Exposure
30%
20%
10%
0%
0.7%
1.6%
5.7%
14.7%
16.5%
22.5%
31.4%
6.8%
2018
2019
2020
2021
2022
2023
2024
2025+
Maturity

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of February 28, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to February 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, February 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of February 28, 2018 and this data may not be representative of current or future holdings.

Loan Market Statistics: Leverage Multiple (Debt to EBITDA)

Average Leverage Multiples of Large Corporate Loans[1]



5.4x
5.0x
4.6x
4.2x
4.0x
4.0x
4.1x
4.3x
4.3x
4.4x
4.9x
3.7x
4.1x
3.9x
4.4x
4.6x
4.7x
4.9x
4.7x
5.0x
5.0x
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
FLD/EBITDA
SLD/EBITDA
Other Sr Debt/EBITDA
Sub Debt/EBITDA

(1) Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.

Source: S&P Capital IQ.

Loan Market Statistics: Interest Coverage (EBITDA to Interest)

Average Interest Coverage Multiples of Large Corporate Loans(1)



2.0x
2.3x
2.9x
2.9x
3.5x
3.9x
3.9x
4.0x
3.5x
3.0x
2.9x
3.8x
3.9x
4.1x
3.9x
3.8x
4.1x
4.1x
4.2x
3.8x
4.0x
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
EBITDA-Capex/Cash Interest
EBITDA/Cash Interest

.

(1) Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.

Source: S&P Capital IQ

APPENDIX

Loan Market Statistics: Annual Revenue Change (YoY)

Annual Revenue Change (YoY) for Below Investment Grade Companies


16.9%
16.5%
11.1%
(4.9%)
(7.3%)
(11.3%)
(3.2%)
12.9%
5.2%
8.0%
14.5%
13.7%
21.0%
18.0%
14.0%
14.0%
12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
Revenue Growth % (YoY)
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17

Source: S&P Capital IQ.

Liquidity Considerations

- Secondary trading is conducted through BWICs ("Bids wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis


125
100
75
50
25
0
Volume in billions
$35.4
$70.5
$24.1
$15.3
$42.7
$36.6
$47.7
$32.3
$52.0
$39.1
$52.2
$37.8
$25.9
$41.2
Investment Grade Rated CLO Tranches
Non-Investment Grade Rated CLO Trenches
2011
2012
2013
2014
2015
2016
2017 YTD (annualized)
Year

There was over $80 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
2017 data is as of December 15, 2017 and annualized.
Please see important disclosures on page 1.

Board of Directors

Board Member	Committee	Experience	Independent Director
James R. Matthews 25+ yrs experience	Chairman of Board	▪ *Principal of Stone Point (since 2011), Eagle Point Director* ▪ Prior to Stone Point, was Senior Managing Director and Co-Head of Private Equity at Evercore Partners and General Partner at Welsh Carson Anderson & Stowe	—
Thomas P. Majewski 20+ yrs experience	Board Member	▪ *Managing Partner at Eagle Point Credit Management (since 2012) and Director and CEO of Eagle Point Credit Company* ▪ Prior to Eagle Point, was Head of U.S. CLO banking at RBS Securities and CLO banking at Merrill Lynch	—
Scott W. Appleby[(2)] 20+ yrs experience	Audit[(1)] Nominating	▪ *President of Appleby Capital, Inc. (since 2009)* ▪ Prior experience at Deutsche Bank, Robertson Stephens, ABN Amro and Paine Webber	✓
Kevin F. McDonald 20+ yrs experience	Audit[(1)] Nominating	▪ *Director of Business Development of Folger Hill Asset Management, LP (since December 2014)* ▪ Prior experience includes Principal of Taylor Investment Advisors, LP from March 2002 to March 2017; and Chief Executive Officer of Taylor Investment Advisors, LP from 2006 to December 2014.	✓
Paul E. Tramontano 30+ yrs experience	Audit[(1)] Nominating	▪ *Senior Managing Director and Portfolio Manager at First Republic Investment Management (since October 2015)* ▪ Prior experience includes founding member of Constellation Wealth Advisors LLC and Co-Chief Executive Officer from April 2007 to October 2015. Additionally, had spent 17 years at Citi Smith Barney as a Managing Director and Senior Advisor of Citi Family Office	✓
Jeffrey L. Weiss[(3)] 25+ yrs experience	Audit[(1)] Nominating	▪ *Private Investor (since 2012)* ▪ Previously, Global Head of Financial Institutions at Barclays and a Managing Director at Lehman Brothers	✓

Note: Each member of the Board of Directors has served since May 2014.

(1) Audit Committee comprised of 100% independent directors.

(2) Mr. Appleby is Chair of the Nominating Committee.

(3) Mr. Weiss is Chair of the Audit Committee.

COMPANY INFORMATION



Eagle Point Credit Company Inc.
20 Horseneck Lane
Greenwich, CT 06830

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510